Exhibit 23.1



                          Independent Auditors' Consent



The Board of Directors
HSBC Holdings plc:

We consent to the incorporation by reference in the registration statement on Form S-8 of HSBC Holdings plc of our report dated 1 March 2004, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as at 31 December 2003 and 2002, and the related consolidated profit and loss accounts, statements of total consolidated recognised gains and losses, reconciliations of movements in consolidated shareholders' funds and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2003, which report appears in the 31 December 2003 Annual Report and Accounts on Form 20-F of HSBC Holdings plc.



/s/ KPMG Audit Plc
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KPMG Audit Plc
London, England
5 March 2004